NEWS RELEASE

GALEN HOLDINGS PLC

NEW OVCON (R) 35 RECEIVES FDA APPROVAL

Craigavon, Northern Ireland, UK /Rockaway, New Jersey, US, 17 November 2003 - Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), the specialty pharmaceutical company, today announced the U.S. Food and Drug Administration (FDA) approval of Ovcon (R) 35 (norethindrone and ethinyl estradiol tablets, chewable).

Ovcon (R) 35 chewable tablets are a convenient form of Galen's successful Ovcon (R) 35 oral contraceptive containing 0.4mg norethindrone and 35mcg ethinyl estradiol. Ovcon (R) 35 is marketed in the United States by Warner Chilcott, Galen's US subsidiary. The new product gives the option to chew or swallow and has a pleasant flavour. It is designed to enhance both convenience and compliance for patients taking oral contraceptives.

Galen filed a New Drug Application (NDA) for the product on 29 March 2002 and received an Approvable Letter from the Agency on 31 January 2003. This final approval signals that the outstanding issues addressed in that letter have now been resolved to the satisfaction of the Agency.

Commenting on the approval, Roger Boissonneault, Chief Executive Officer of Galen said; "The approval of this second generation product will enable us to continue to develop our Ovcon (R) franchise, which has grown by almost 30% in the last year. This new product will help to improve patient compliance, while at the same time enhancing convenience."

Note: This product (like all oral contraceptives) is intended to prevent pregnancy. It does not protect against HIV infection (AIDS) and other sexually transmitted diseases. Cigarette smoking increases the risk of serious adverse effects on the heart and blood vessels from oral contraceptive use. This risk increases with age and with the amount of smoking (15 or more cigarettes per day has been associated with a significantly increased risk) and is quite marked in women over 35 years of age. Women who use oral contraceptives should not smoke.

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Contacts:
Galen Holdings PLC
David Kelly, Sr. Vice President, Finance and Planning:	Tel:	44 (0) 283 833 4974

Financial enquiries:
Financial Dynamics
Andrew Dowler/Francetta Carr	Tel:	44 (0) 207 831 3113

For further information on Galen, please visit www galenplc com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.